PROSPECTUS SUPPLEMENT NO. 7 (TO PROSPECTUS DATED DECEMBER 28, 2009)	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-163882

Common Stock

This Prospectus Supplement No. 7 supplements and amends the prospectus (the “Prospectus”) of INVO Bioscience, Inc. (the “Company”) dated December 28, 2009, relating to the resale by AGS Capital Group, LLC or AGS, of up to 8,790,000 shares of our common stock.

This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus and with Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6 and along with the Company’s Post-Effective Amendment to the Prospectus, as each of the foregoing were filed with the Securities and Exchange Commission.  This Prospectus Supplement No. 6 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including the forgoing supplements to it.  All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”

We are filing this Prospectus Supplement No. 7 to reflect a notice of Advance by us pursuant to the Reserved Equity Financing Agreement (“REF”) by and between us and AGS dated October 28, 2009. The table appearing under the caption “Selling Stockholder” on page 32 of the prospectus is hereby supplemented by adding the following to the end of footnote (2) to that table:

Since December 28, 2009, we have made the following Advance notices and/or draw downs pursuant to the REF:

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On November 4, 2010, we delivered a Notice of Advance to AGS to effect a draw down. The first trading day of the five-day pricing period for this draw down is October 4, 2010.  In connection with this draw down, we intend to issue an aggregate of 200,000 shares of our common stock to AGS, subject to applicable conditions and limitations described in the prospectus.

Our common stock is quoted on the OTC Bulletin Board “INVO”. The purchase price of the shares will be 80% of the “VWAP” of the common stock during the five consecutive trading days beginning on October 8, 2010. “VWAP” generally means, as of any date, the daily dollar volume weighted average price of our common stock as reported by Bloomberg, L.P. or comparable financial news service.  The amount of an Advance will automatically be reduced by 50% if on any day during the Pricing Period, the VWAP for that day does not meet or exceed 85% of the VWAP for the five trading days prior to the notice of Advance.   On November 3, 2010, the closing price of our common stock on the OTC Bulletin Board was $0.09 per share.

Investing in our common stock involves a high degree of risk.  Please carefully consider the “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 7 or the accompanying Prospectus to which this Prospectus Supplement relates are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2010.